Exhibit 99.1

ROGERS COMMUNICATIONS INC.

Report of Voting Results

(Section 11.3 of National Instrument 51-102)

In accordance with section 11.3 of National Instrument 51-102 Continuous Disclosure Obligations, this report briefly describes the matters voted upon and the outcome of the votes at the Annual General Meeting of Rogers Communications Inc. (the “Corporation”) held on April 19, 2017 in Toronto, Ontario.

Class A Voting Shareholders

1.	Election of Directors

Resolutions electing the following 15 individuals as directors of the Corporation until the next annual general meeting were passed with the following results:

Bonnie R. Brooks Votes For: Votes Withheld:	109,952,914 5,780	Isabelle Marcoux Votes For: Votes Withheld:	109,953,155 5,539

Robert K. Burgess Votes For: Votes Withheld:	109,952,078 6,616	David R. Peterson Votes For: Votes Withheld:	109,951,906 6,788

John H. Clappison Votes For: Votes Withheld:	109,952,298 6,396	Edward S. Rogers Votes For: Votes Withheld:	109,956,916 1,778

Robert Dépatie Votes For: Votes Withheld:	109,951,339 7,355	Loretta A. Rogers Votes For: Votes Withheld:	109,956,276 2,418

Robert J. Gemmell Votes For: Votes Withheld:	109,952,478 6,216	Martha L. Rogers Votes For: Votes Withheld:	109,956,476 2,218

Alan D. Horn Votes For: Votes Withheld:	109,951,853 6,841	Melinda M. Rogers Votes For: Votes Withheld:	109,956,491 2,203

Philip B. Lind Votes For: Votes Withheld:	109,952,653 6,041	Charles Sirois Votes For: Votes Withheld:	109,952,695 5,999

John A. MacDonald Votes For: Votes Withheld:	109,952,074 6,620

2.	Appointment of Auditors

A resolution appointing KPMG LLP as auditors of the Corporation until the Corporation’s next annual shareholders meeting was approved for the ensuing year with 110,008,907 votes cast in favour of their appointment and 505 withheld.

For additional information, please see the Circular.

Toronto, Ontario April 19, 2017

ROGERS COMMUNICATIONS INC.

Per:	“Graeme H. McPhail”
Graeme H. McPhail
Senior Vice President, Legal and General Counsel